Issuer Free Writing Prospectus

File Pursuant to Rule 433

Registration Nos. 333-132370 or 333-132370-01

Offering Summary dated June 24, 2008

(Related to the Pricing Supplement No. 2008-MTNDD287, Subject to Completion, Dated June 24, 2008)

Principal-Protected Notes Based Upon a Basket of Currencies Due July 2010

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due July 2010 (the “Notes”).
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	July , 2008.
Issue Date:	July , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date:	Approximately two years after the Issue Date.
Interest:	None.
Price to Public:	Variable, at prevailing market prices or at prices otherwise negotiated.
Payment at Maturity:	For each US$1,000 Note, US$1,000 plus a Basket Return Amount, which may be positive or zero.
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Amount will not be negative.
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage.
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	Approximately 16.666% for each of the Basket Currencies.
Basket Currencies:	The Malaysian ringgit, Indonesian rupiah, Singapore dollar, Thai baht, Indian rupee and Philippine peso.
Participation Rate:	Approximately 220% to 260% (to be determined on the Pricing Date).
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.
Sales Commission Earned:	$15.00 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor
Sales Concession Granted:	Not to exceed $15.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets
Starting Exchange Rate:	Each of the USDMYR, USDIDR, USDSGD, USDTHB, USDINR and USDPHP Exchange Rates on the Pricing Date.
Ending Exchange Rate:	Each of the USDMYR, USDIDR, USDSGD, USDTHB, USDINR and USDPHP Exchange Rates on the Valuation Date.

(continued on next page)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

USDMYR Exchange Rate:	The U.S. dollar/Malaysian ringgit exchange rate in the global spot foreign exchange market, as reported by Reuters on Page “ABSIRFIX01,” or any substitute page, on any relevant date.
USDIDR Exchange Rate:	The U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one U.S. dollar, as reported by Reuters on Page “ABSIRFIX01,” or any substitute page, on any relevant date.
USDSGD Exchange Rate:	The U.S. dollar/Singapore dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Singapore dollars per one U.S. dollar, as reported by Reuters on Page “ABSIRFIX01,” or any substitute page, on any relevant date.
USDTHB Exchange Rate:	The U.S. dollar/Thai baht exchange rate in the global spot foreign exchange market, expressed as the amount of Thai baht per one U.S. dollar, as reported by Reuters on Page “ABSIRFIX01,” or any substitute page, on any relevant date.
USDINR Exchange Rate:	The U.S. dollar/Indonesian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupee per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, on any relevant date.
Calculation Agent:	Citigroup Financial Products, Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.
CUSIP:

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due July 2010 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed-income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, the Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes during the term of the Notes.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Malaysian ringgit, Indonesian rupiah, Singapore dollar, Thai baht, Indian rupee, and Philippine peso (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDMYR Exchange Rate has increased from 1.00 to 2.00, it means the value of one Malaysian ringgit (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased. Increases in the values of the Basket Currencies relative to the U.S. dollar may lead to a higher return on your Notes, while decreases in the values of the Basket Currencies may lead to a lower return, or even no return, on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 220% to 260% (to be determined on the Pricing Date). Because the Notes are principal protected if held to maturity, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent upon the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payments of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Basket Return Amount May Be Zero

If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket

Currencies, a significant increase in the value of one or more currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of one or more of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Basket Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’s role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Malaysian ringgit, Indonesian rupiah, Singapore dollar, Thai baht, Indian rupee, and Philippine peso (collectively, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and Malaysian ringgit, in the case of the USDMYR Exchange Rate; the U.S. dollar and the Indonesian rupiah, in the case of the USDIDR Exchange Rate; U.S. dollar and the Singapore dollar, in the case of the USDSGD Exchange Rate; the U.S. dollar and the Thai baht, in the case of the USDTHB Exchange Rate; the U.S. dollar and the Indian rupee, in the case of the USDRBIB Exchange Rate and the U.S. dollar and the Philippine peso, in the case of the USDPHP Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDMYR Exchange Rate has increased from 1.00 to 2.00, it means the value of one Malaysian ringgit (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Malaysian ringgit is the official currency of the Malaysia.

The Indonesian rupiah is the official currency of Indonesia.

The Singapore dollar is the official currency of Singapore.

The Thai baht is the official currency of Thailand.

The Indian rupee is the official currency of the Republic of India.

The Philippine peso is the official currency of the Philippines.

We have obtained all information in this offering summary relating to the Malaysian ringgit, Indonesian rupiah, Singapore dollar, Thai baht, Indian rupee, and Philippine peso and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USDMYR Exchange Rate		USDIDR Exchange Rate		USDSGD Exchange Rate		USDTHB Exchange Rate		USDINR Exchange Rate		USDPHP Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	3.8000	3.8000	9126	8828	1.7720	1.7246	43.165	42.439	47.98	47.50	55.134	53.382
Second	3.8000	3.8000	8906	8136	1.7836	1.7175	43.185	41.491	47.46	46.47	53.715	51.981
Third	3.8000	3.8000	8673	8165	1.7644	1.7271	42.062	40.000	46.48	45.72	55.559	53.375
Fourth	3.8000	3.8000	8583	8365	1.7466	1.6995	39.985	38.994	45.94	45.27	55.793	54.587
2004
Quarter
First	3.8000	3.8000	8648	8318	1.7161	1.6716	39.640	38.883	45.63	43.39	56.443	55.126
Second	3.8000	3.8000	9472	8578	1.7272	1.6664	40.993	39.089	46.20	43.56	56.388	55.494
Third	3.8000	3.8000	9390	8821	1.7277	1.6840	41.712	40.709	46.46	45.64	56.426	55.629
Fourth	3.8000	3.8000	9369	8950	1.6914	1.6314	41.460	38.925	45.92	43.58	56.444	56.024
2005
Quarter
First	3.8000	3.8000	9521	9134	1.6525	1.6191	39.380	38.280	44.02	43.36	56.249	53.890
Second	3.8000	3.8000	9766	9440	1.6859	1.6346	41.299	39.223	43.83	43.30	56.194	53.979
Third	3.8000	3.7460	10894	9740	1.7005	1.6464	42.129	40.811	44.12	43.39	56.395	55.484
Fourth	3.7810	3.7668	10289	9734	1.7060	1.6620	41.425	40.755	46.33	44.09	56.073	53.059
2006
Quarter
First	3.7780	3.6851	9757	9009	1.6605	1.6140	40.953	38.552	45.05	44.07	52.944	50.955
Second	3.6936	3.5820	9523	8724	1.6157	1.5608	38.896	37.519	46.43	44.61	53.602	50.994
Third	3.6917	3.6390	9248	9038	1.5943	1.5672	38.228	37.319	46.95	45.86	53.063	50.102
Fourth	3.6956	3.5308	9228	9005	1.5908	1.5343	37.650	35.131	45.84	44.23	50.176	49.058
2007
Quarter
First	3.5213	3.4520	9224	8964	1.5450	1.5159	36.008	31.800	44.61	43.14	49.149	48.064
Second	3.4866	3.3863	9122	8670	1.5429	1.5102	33.350	31.800	43.15	40.45	48.369	45.692
Third	3.5188	3.4032	9475	8991	1.5343	1.4852	33.456	29.496	41.57	39.70	46.932	44.776
Fourth	3.4205	3.3061	9442	9043	1.4822	1.4395	31.780	29.994	39.85	39.27	45.064	41.127
2008
Quarter
First	3.3088	3.1631	9487	9054	1.4478	1.3765	32.286	29.405	40.77	39.27	41.897	40.319
Second (through June 23)	3.2763	3.1323	9377	9178	1.3868	1.3499	33.489	31.410	43.15	39.89	44.483	41.529

The USDMYR Exchange Rate appearing on Reuters Page “ABSIRFIX01” on June 23, 2008 was 3.2630.

The USDIDR Exchange Rate appearing on Reuters Page “ABSIRFIX01” on June 23, 2008 was 9267.

The USDSGD Exchange Rate appearing on Reuters Page “ABSIRFIX01” on June 23, 2008 was 1.3649.

The USDTHB Exchange Rate appearing on Reuters Page “ABSIRFIX01” on June 23, 2008 was 33.385.

The USDINR Exchange Rate appearing on Reuters Page “RBIB” on June 23, 2008 was 42.97.

The USDPHP Exchange Rate appearing on Reuters Page “PDSPESO” on June 23, 2008 was 44.483.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: July 24, 2008

■	Issue Date: July 29, 2008

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the USDMYR Exchange Rate: 3.2750

■	Starting Exchange Rate of the USDIDR Exchange Rate: 9350

■	Starting Exchange Rate of the USDSGD Exchange Rate: 1.3750

■	Starting Exchange Rate of the USDTHB Exchange Rate: 33.250

■	Starting Exchange Rate of the USDINR Exchange Rate: 42.50

■	Starting Exchange Rate of the USDPHP Exchange Rate: 44.400

■	Participation Rate: 220%

■	Allocation Percentage: approximately 16.666% for each Basket Currency

■	Maturity Date: July 29, 2010

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Participation Rate and the Allocation Percentage.

	Hypothetical Ending Exchange Rate						Hypothetical Allocated Currency Return(1)
Example	USD MYR	USD IDR	USD SGD	USD THB	USD INR	USD PHP	MYR	IDR	SGD	THB	INR	PHP	Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Payment at Maturity(4)	Hypothetical Note Return % per Annum(5)
1	4.3216	11113	0.9901	45.860	64.73	26.142	-5.326%	-3.143%	4.665%	-6.321%	-8.718%	6.854%	-11.988%	$0.00	$1,000.00	0.00%
2	4.3201	12733	1.4869	42.362	21.95	39.250	-5.319%	-6.030%	-1.356%	-4.567%	8.059%	1.933%	-7.281%	$0.00	$1,000.00	0.00%
3	3.7981	8817	1.3986	39.119	46.16	42.446	-2.662%	0.950%	-0.286%	-2.942%	-1.435%	0.733%	-5.642%	$0.00	$1,000.00	0.00%
4	3.4078	9158	1.3524	35.655	43.62	46.175	-0.676%	0.342%	0.274%	-1.206%	-0.439%	-0.666%	-2.371%	$0.00	$1,000.00	0.00%
5	3.1802	9856	1.0347	48.720	34.96	44.063	0.482%	-0.902%	4.125%	-7.754%	2.957%	0.127%	-0.966%	$0.00	$1,000.00	0.00%
6	2.6050	8108	1.1917	46.269	57.14	29.687	3.410%	2.214%	2.222%	-6.526%	-5.741%	5.523%	1.101%	$24.23	$1,024.23	1.21%
7	3.9862	8827	1.4766	25.117	40.76	36.645	-3.619%	0.932%	-1.232%	4.077%	0.682%	2.911%	3.751%	$82.53	$1,082.53	4.13%
8	2.9808	10138	1.0971	30.974	46.39	29.637	1.497%	-1.405%	3.368%	1.141%	-1.525%	5.542%	8.618%	$189.60	$1,189.60	9.48%
9	2.3198	6678	0.9796	46.869	34.33	39.734	4.861%	4.763%	4.793%	-6.827%	3.204%	1.752%	12.546%	$276.00	$1,276.00	13.80%
10	2.6621	7342	1.1283	30.202	34.77	34.562	3.119%	3.579%	2.990%	1.528%	3.031%	3.693%	17.941%	$394.70	$1,394.70	19.73%

(1)	Hypothetical Allocated Currency Return for each of the Malaysian ringgit, Indonesian rupiah, Singapore dollar, Thai baht, Indian rupee and Philippine peso = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x approximately 16.666%
(2)	Hypothetical Basket Return Percentage = Sum of Allocated Currency Return for USDMYR, USDIDR, USDSGD, USDTHB, USDINR, and USDPHP
(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage x 220%) and $0.
(4)	Hypothetical Payment at Maturity = US$1,000 + Hypothetical Basket Return Amount
(5)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of             % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant Exchange Rates are not available on Reuters Page “ABSIRFIX01,” “RBIB” or “PDSPESO,” as applicable, or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rates in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.